

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2022

John Kunz
Chief Financial Officer
PGT Innovations, Inc.
1070 Technology Drive
North Venice, Florida 34275

> **Re: PGT Innovations, Inc.**
> **Form 10-K for the fiscal year ended January 1, 2022**
> **Filed March 1, 2022**
> **File No. 001-37971**

Dear Mr. Kunz:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing